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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2001


                              CERAGON NETWORKS LTD.
                        ---------------------------------
                 (Translation of registrant's name into English)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  X           Form 40-F
                               ---                    ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes                     No X
                              --                      --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----
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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CERAGON NETWORKS LTD.


Date: July 13, 2001         By /s/  Shraga Katz
                               ----------------
                                 Name: Shraga Katz
                                 Title:   President and Chief Executive Officer
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                                  EXHIBIT INDEX



Exhibit Description
-------------------

Press Release: Ceragon Networks Announces Resignation of Chief Financial Officer and Appointment of New Board Member